UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ault Incorporated
(Name of Subject Company (Issuer))

SL Industries, Inc. (offeror)
Lakers Acquisition Corp. (offeror)
a wholly owned subsidiary of
SL Industries, Inc.
(Name of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, no par value
(Title of Class of Securities)

051503100
(CUSIP Number of Classes of Securities)

JAMES C. TAYLOR
SL INDUSTRIES, INC.
520 Fellowship Road
Suite A114
Mount Laurel, New Jersey 08054
(856) 727-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
STEVEN WOLOSKY, ESQ.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York, 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Value* $14,099,585	Amount of Filing Fee** $1,659.52

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 1,659.52	Filing Party: SL Industries, Inc. and Lakers Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: December 23, 2005

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*                                         Estimated for purposes of calculating the amount of the filing fee only.  The calculation of the estimated transaction value assumes the purchase of 4,861,926 shares of common stock and associated preferred stock rights (collectively, the “Shares”), which is the number of Shares outstanding as of December 23, 2005, at the tender offer price of $2.90 per Share.

**                                  The amount of the filing fee, calculated in accordance with Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

This Amendment No.1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed on December 23, 2005, relating to the offer by Lakers Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of SL Industries, Inc., a New Jersey corporation (“SL Industries” or “Parent”), to purchase all of the issued and outstanding shares (together with the Rights (as defined below), the “Shares”) of common stock, no par value per share (“Company Common Stock”), of Ault, Incorporated, a Minnesota corporation (“Ault” or the “Company”), including any associated preferred stock rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of February 13, 1996 between Ault and Norwest Bank Minnesota, National Association, as amended (the “Rights Agreement”), at a purchase price of $2.90 per share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes). The Statement is amended to reflect SL Industries as an “offeror” on the cover page. The terms and conditions of such offer are described in the Offer to Purchase, dated December 23, 2005 (the “Offer to Purchase”), and in the related Letter of Election and Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Statement.  Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Items 1 through 9 and Item 11 of the Statement which incorporate by reference the information contained in the Offer to Purchase are hereby amended as set forth below.

1.  On page 6 of the Offer to Purchase, the paragraph under the heading “If I decide not to tender, how will the Offer affect my shares?” is hereby amended and restated in its entirety to read as follows: “If you do not tender your shares in the Offer and the Merger described above takes place, your shares will be cancelled. Unless you exercise dissenters’ rights under Minnesota law (see Section 12 - “Purpose of the Offer; Interest in Securities of Ault; Other Matters”), you will receive the same amount of cash per share that you would have received had you tendered your shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares and that, in connection with the Merger, you will have dissenters’ rights under Minnesota law if you take appropriate action to perfect those rights. Dissenting Ault shareholders who comply with the applicable statutory procedures will be entitled to receive the fair value of their Shares, with interest. Ultimately, if the Company and any dissenting Ault shareholders cannot agree on the fair value of the Shares, a judicial determination of the fair value of the Shares will be made, and the determination will be binding on the Company and the dissenting shareholders. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. If the Merger does not take place after the Offer closes, however, the number of shareholders and number of shares of Ault stock which are still in the hands of the public may be so small that there no longer may be an active public trading market (or, possibly, any public trading market) for Ault common stock. Also, as described above, Ault may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 7 - “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations.””

2.  On page 9 of the Offer to Purchase, condition (8) is hereby amended and restated in its entirety to read as follows: “(8) Ault not having breached certain specified representations and warranties in the Merger Agreement, which in the good faith judgment of Purchaser in any such case, makes it inadvisable for Purchaser to proceed with such acceptance for payment or payment”.

3.  On page 55 of the Offer to Purchase, the last paragraph of the section entitled “14. Certain Conditions of the Offer” is hereby amended and restated in its entirety to read as follows: “The foregoing conditions are for the benefit of SL Industries and Purchaser and may be asserted by SL Industries or Purchaser or may be waived by SL Industries or Purchaser in whole or in part at any time and from time to time in their reasonable discretion, at or prior to the expiration of the Offer. The failure by SL Industries or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.”

4.  On page 25 of the Offer to Purchase, the third sentence of the third paragraph of the section entitled “8. Certain Information Concerning Ault” is hereby amended and restated in its entirety to read as follows: “Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549.”

5.  On page 37 of the Offer to Purchase, the last two paragraphs of the section entitled “12. Purchase of the Offer; Interest in Securities of Ault; Other Matters” are hereby amended and restated in their entirety to read as follows:

Dissenters’ Rights. Holders of the Shares do not have dissenters’ rights in connection with the Offer. However, if the Merger (including a Short-Form Merger) is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 302A.471 and 302A.473 of the MBCA, including the right to dissent and to receive payment in cash of the fair value of their Shares. Dissenting Ault shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares and to receive payment of such statutory value in cash, together with a fair rate of interest thereon. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

Section 302A.473 of the MBCA sets forth the procedures for asserting dissenters’ rights.  Only those Ault shareholders who do not tender their shares in response to this Offer shall retain such rights. If the Merger is approved by the Board, and no shareholder vote is required under the MBCA ( (i.e., if the Short Form Merger is consummated), the Company must send written notice to all shareholders entitled to dissent. If a shareholder vote was required, the Company must send the notice to all shareholders who have given written notice of their intent to demand the fair value of the shares and all shareholders who have not voted in favor of the Merger.  The notice will contain:  (i) the address where the written demand for payment and certificates representing shares of the Company’s stock (each a “Certificate”) must be sent and the date by which they must be received, (ii) any restrictions on transfer of uncertificated Shares that will apply after demand for payment is received, (iii) a form to certify the date on which the Shares were acquired and to demand payment, and (iv) a copy of the applicable provisions of the MBCA giving rise to the dissenters’ rights and a brief description of the procedures to be followed under those provisions.  Any Ault shareholder who is sent a notice and wishes to assert dissenters’ rights must demand payment and deposit his or her Certificate(s) within 30 days after such notice is given by the Company.  Further, where a shareholder vote is required (i.e., if the Short Form Merger is not consummated), any Ault shareholder who wishes to assert dissenters’ rights may not vote his or her shares in favor of the Merger.

Upon the later of receipt of demand for payment or consummation of the Merger, the Company must remit to each dissenting shareholder who complied with the requirements of the MBCA, the amount the Company estimates to be the fair value of such holder’s Shares, plus interest accrued through the date of payment. The payment must be accompanied by certain financial information relating to the Company, the Company’s estimate of the fair value of the Shares and the method used to reach such estimate and a copy of the applicable provisions of the MBCA with a brief description of the procedures to be followed in demanding a supplemental payment. If a dissenting shareholder believes that the amount remitted is less than the fair value of the Company’s stock plus interest, such dissenting shareholder may give written notice to the Company of his or her own estimate of the fair value of the Shares, plus interest, within 30 days after the Company mails its remittance, and demand a supplemental payment of the difference.  If the dissenting shareholder fails to make such demand on a timely basis, the dissenting shareholder will be entitled only to the amount remitted by the Company.

If the Company receives a demand from a dissenting shareholder to pay such difference, it shall, within 60 days after receiving such written demand, either pay to the dissenting shareholder the amount demanded (or agreed to by the dissenting shareholder after discussion with the Company) or file in court a petition requesting that the court determine the fair value of the Company’s stock. As noted above, the court has broad discretion to take into account any and all factors it deems relevant to the determination of the fair value, and the Court may determine that the fair value is more or less than the price per Share to be paid in the Merger.  Any such judicial determination is binding on all shareholders wherever located.

                THE FOREGOING SUMMARY OF THE DISSENTERS’ RIGHTS UNDER THE MBCA DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MBCA. THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. IF A SHAREHOLDER WITHDRAWS OR LOSES HIS RIGHT TO DISSENTERS’ RIGHTS, SUCH HOLDER’S SHARES WILL BE AUTOMATICALLY CONVERTED INTO, AND REPRESENT ONLY THE RIGHT TO RECEIVE, THE MERGER CONSIDERATION, WITHOUT INTEREST. SEE ANNEX II FOR THE COMPLETE TEXT OF THE MBCA’S DISSENTERS’ RIGHTS PROVISIONS.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2006	SL INDUSTRIES, INC.

	By:	/s/ David R. Nuzzo
	Name:	David R. Nuzzo
	Its:	Vice President and Chief Financial Officer

LAKERS ACQUISITION CORP.

	By:	/s/ David R. Nuzzo
	Name:	David R. Nuzzo
	Its:	Vice President and Secretary